UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42523

GCL Global Holdings Ltd

(Exact Name of Registrant as Specified in its Charter)

29 Tai Seng Ave., #2-01

Singapore 534119

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 80427330

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On March 11, 2025, GCL Global Holdings Ltd. (the “Company”) issued a press release relating to the new release date of the game “JDM: Japanese Drift Master.” A copy of this press release is attached as Exhibit 99.1 hereto. On the same day, the Company issued a press release relating to its participation in the 37th Annual Roth Conference in California on March 17, 2025. A copy of the press release is attached as Exhibit 99.2 hereto.

Exhibits

99.1	Press release dated March 11, 2025 relating to the game “JDM: Japanese Drift Master”
99.2	Press release dated March 11, 2025 relating to a March 17, 2025 conference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: March 11, 2025

GCL Global Holdings Ltd.

	By:	/s/ Sebastian Toke
	Name:	Sebastian Toke
	Title:	Group CEO

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